Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

(in thousands, except shares and per share amounts)
	For the years ended December 31,
	2010	2009
Numerator for both basic and diluted earnings per share:
Net Income	$2,237	$1,406
Denominator:
Total average shares outstanding	1,598,432	1,601,986
Effect of dilutive stock options	1,625,884	1,628,102
Total diluted average shares outstanding
Earnings Per Share - Basic	$1.40	$0.88
Earnings Per Share - Diluted	$1.38	$0.86